Exhibit 99.5

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON
RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

To the Board of Directors and Shareholders of BCE Inc.

We have audited the consolidated financial statements of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the Company’s internal control over financial reporting as of December 31, 2008, and have issued our reports thereon dated March 11, 2009; such consolidated financial statements and reports are included in the BCE Inc. 2008 Annual Report to Shareholders listed as Exhibit 99.2 on Form 40-F. Our audits also included the reconciliation from Canadian GAAP to United States GAAP of the Company listed as Exhibit 99.4 on Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian GAAP to United States GAAP, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in note (h) to the reconciliation from Canadian GAAP to United States GAAP, the Company changed its method of accounting for income taxes in 2007.

(signed) Deloitte & Touche LLP1
Independent Registered Chartered Accountants

Montréal, Canada
March 11, 2009

_______________________________________________________
1 Chartered accountant auditor permit no 13633